

10026490

UNITED STATES
;CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.

MAR 1 2010

SEC FILE NUMBER
8- 86 80

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING____01/01/2009____ AND ENDING____12/31/2009____
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: V. M. Manning + Co Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

211 East Washington Street
                            (No. and Street)

Greenville   South Carolina   29601
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nelson B. Arrington, III   (864-232-8231)
                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis, LLC
                        (Name – if individual, state last, first, middle name)

200 E. Broad Street   Greenville   South Carolina   29601
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, _____ Nelson B. Arrington, III _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ V.M. Manning & Company, Inc. _____ , as of _____ December 31 _____ , 20 09 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

_____

_____
Signature

President
_____
Title

Notary Public   expires 11-19-2014

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C.

ANNUAL AUDITED REPORT

DECEMBER 31, 2009

V. M. MANNING & COMPANY, INC.
(Name of Respondent)

211 East Washington Street
P. O. Box 10389
Greenville, South Carolina 29603
(Address of principal executive office)

Nelson B. Arrington, III, President
V. M. Manning & Company, Inc.
P. O. Box 10389
Greenville, South Carolina 29603
(Name and address of person authorized to receive
notices and communications from the Securities and
Exchange Commission)

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C.

ANNUAL AUDITED REPORT

DECEMBER 31, 2009

V. M. MANNING & COMPANY, INC.
(Name of Respondent)

211 East Washington Street
P. O. Box 10389
Greenville, South Carolina 29603
(Address of principal executive office)

Nelson B. Arrington, III,   President
V. M. Manning & Company, Inc.
P. O. Box 10389
Greenville, South Carolina 29603
(Name and address of person authorized to receive
notices and communications from the Securities and
Exchange Commission)

V. M. MANNING & COMPANY, INC.

REPORT ON FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2009
(Pursuant to paragraph (d) of Rule 17a-5
of the Securities Exchange Act of 1934)

V. M. MANNING & COMPANY, INC.
GREENVILLE, SOUTH CAROLINA

TABLE OF CONTENTS



INDEPENDENT AUDITOR'S REPORT

Mr. Nelson B. Arrington, III, President
V. M. Manning & Company, Inc.
Greenville, South Carolina

We have audited the accompanying statement of financial condition of V. M. Manning & Company, Inc. (the Company) as of December 31, 2009 and the related statements of operations and retained earnings, cash flows, changes in stockholders' equity and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of V. M. Manning & Company, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 10 through 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elliott Davis, LLC

Greenville, South Carolina
February 12, 2010

V. M. MANNING & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

CASH	$	771
DEPOSIT WITH CLEARING AGENT		50,000
MANAGEMENT FEES AND COMMISSIONS RECEIVABLE		57,622
RECEIVABLE FROM STOCKHOLDER		10,000
INCOME TAX REFUND RECEIVABLE		254
SECURITIES OWNED		60,218
COINS OWNED		12,785
	$	191,650

LIABILITIES AND STOCKHOLDERS' EQUITY

ACCRUED EXPENSES AND OTHER LIABILITIES		$	40,024
STOCKHOLDERS' EQUITY			
Capital stock - common - par value $1 per share; authorized 50,000 shares; issued 7,500 shares	$ 7,500		
Retained earnings	144,126		151,626
		$	191,650

The accompanying notes are an integral part of these financial statements.

V. M. MANNING & COMPANY, INC.
STATEMENT OF OPERATIONS AND RETAINED EARNINGS
For the year ended December 31, 2009

REVENUES

Commission income	$	14,748
Investment management fee income		180,903
Net inventory and investment gain		16,644
Interest, dividends and other		6,054
		218,349

EXPENSES

Commissions, salaries and payroll taxes	$ 129,175	
Occupancy	20,362	
Floor brokerage	19,111	
Insurance	20,929	
Professional fees	10,734	
Communications	5,772	
Taxes and licenses	3,904	
Other	10,450	220,437
Loss before income taxes		(2,088)

PROVISION FOR INCOME TAXES	-
Net loss	(2,088)
RETAINED EARNINGS, BEGINNING OF YEAR	146,214
RETAINED EARNINGS, END OF YEAR	$ **144,126**
NET LOSS PER SHARE	$ **(0.28)**

The accompanying notes are an integral part of these financial statements.

V. M. MANNING & COMPANY, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2009

OPERATING ACTIVITIES		
Net loss	$	(2,088)
Adjustments to reconcile net loss to net cash		
used for operating activities		
Changes in deferred and accrued amounts		
Deposit with clearing agent		34
Management fees and commissions receivable		(14,137)
Receivable from stockholder		9,800
Securities owned		(5,836)
Coins owned		(4,656)
Accrued expenses and other liabilities		5,106
Net cash used for operating activities		(11,777)
CASH, BEGINNING OF YEAR		12,548
CASH, END OF YEAR	$	771

The accompanying notes are an integral part of these financial statements.

V. M. MANNING & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the year ended December 31, 2009

STOCKHOLDERS' EQUITY, BEGINNING OF YEAR	$	153,714
NET LOSS FOR THE YEAR		(2,088)
STOCKHOLDERS' EQUITY, END OF YEAR	$	151,626

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

V. M. Manning & Company, Inc. (the "Company") is a securities broker with one office located in Greenville, South Carolina. The Company trades securities for its individual and institutional customers, most of which are located in the southeastern United States. The Company also manages investment accounts for individuals, most of whom are located in South Carolina. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), a self regulatory agency organization.

Securities owned

The Company's securities, which were bought principally for the purpose of selling them, are classified as trading securities and are reported at quoted market prices (Note 2), with unrealized gains and losses recognized in earnings.

Coins owned

Coins owned consist of antique American coins carried at quoted market prices (Note 2).

Property and equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation was provided using straight-line and accelerated methods over the assets' useful lives.

All property and equipment was fully depreciated as of December 31, 2007.

Settlement date

Customer trades are accounted for on the settlement date basis.

Income taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of property and equipment for financial and income tax reporting. Deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

In December 2008, the Financial Accounting Standards Board ("FASB") provided for a deferral of the effective date of the Accounting for Uncertainty in Income Taxes Topic of the Accounting Standards Codification (the "Codification"). The deferral allows for certain nonpublic enterprises to adopt this guidance in annual financial statements for fiscal years beginning after December 15, 2008. The Company elected this deferral and accordingly adopted Accounting for Uncertainty in Income Taxes in its 2009 financial statements. The adoption of Accounting for Uncertainty in Income Taxes did not have a material impact on the Company's financial position or results of operations.

Net loss per share

Net loss per share is computed based on the weighted average number of shares outstanding during each period.

(Continued)

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 12, 2010, the date the financial statements were available for issuance.

NOTE 2 – FAIR VALUE MEASUREMENTS

The Fair Value Measurement and Disclosures Topic of the Codification establishes a framework for measuring and disclosing fair value under generally accepted accounting principles. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Codification also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs that may be used to measure fair value are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2: Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

(Continued)

NOTE 2 – FAIR VALUE MEASUREMENTS, Continued

Following is a description of the valuation methodologies used for assets measured at fair value:

Securities owned: Valued at the closing price reported on the active market on which the individual securities are traded.

Coins owned: Valued at the quoted market price in the principal market for each individual coin.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Securities Owned	$ 60,218	$ -	$ -	$ 60,218
Coins Owned	-	12,785	-	12,785
Total	$ 60,218	$ 12,785	$ -	$ 73,003

The Company has no liabilities carried at fair value or measured at fair value on a nonrecurring basis, and the Company has no assets or liabilities whose fair values are measured using level 3 inputs

NOTE 3 - INCOME TAXES

The Company has deferred tax assets primarily related to net operating losses and unrealized losses on securities. The Company has recorded a 100 percent valuation allowance against the deferred tax assets due to uncertainty of their ultimate realization. No current year provision is required based on the prior net operating losses.

NOTE 4 - CLEARING AGENT

Throughout 2009, the Company contracted with a clearing agent to act on a fully disclosed basis for all accounts. The Company acts as introducing broker and customer accounts so designated are carried on the books of the clearing agent.

NOTE 5- NET CAPITAL REQUIREMENT

The Company's net capital, computed in accordance with the rules of the Securities and Exchange Commission ("SEC"), was $118,359 as of December 31, 2009. At this date, the required net capital was $50,000.

The SEC requires a broker to maintain a ratio of aggregate indebtedness to net capital not exceeding 15 to 1. As of December 31, 2009, the Company's ratio was 0.34 to 1.

NOTE 6 - CASH FLOW INFORMATION

For the purpose of measuring cash flows, cash consisted of the following items as of December 31, 2009:

Cash	$	771
Cash segregated in compliance with federal and other regulations		-
	$	**771**

NOTE 7 - RELATED PARTY TRANSACTIONS

During 2009, the Company incurred $110,500 in commissions and salaries for stockholder-employees.

As of December 31, 2009, the Company had a receivable from a stockholder for $10,000.

The Company leases its premises from a related party under a month-to-month lease. Rent expense incurred under this lease for the year ended December 31, 2009 was $16,500, which is included in occupancy in the accompanying statement of operations and retained earnings.

NOTE 8 - OFF-STATEMENT OF FINANCIAL CONDITION RISK AND CONCENTRATION OF CREDIT RISK

As discussed in Note 4, the Company's customers' securities transactions are cleared on a fully-disclosed basis by its clearing agent. The clearing agent carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and receipt and delivery of securities relative to customer transactions. Off-statement of financial condition risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments, wherein the clearing agent may charge any losses it incurs to the Company. The Company does not anticipate nonperformance by customers or its clearing agent. The Company seeks to minimize the risk through procedures designed to monitor the creditworthiness of its customers and the proper execution of customer transactions by the clearing agent.

During 2009, the Company earned approximately 41% of commission and investment management fee income from one client.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2009

V. M. MANNING & COMPANY, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SEC
AS OF DECEMBER 31, 2009

NET CAPITAL

TOTAL STOCKHOLDERS' EQUITY			$ 151,626
ADD			
Liabilities subordinated to claims of general creditors			
allowable in computation of net capital			-
Total capital and allowable subordinated liabilities			151,626
DEDUCT			
Nonallowable assets:			
Receivable from stockholder	$	10,000	
Coins owned		12,785	
Income tax refund receivable		254	23,039
Net capital before haircuts on securities positions			128,587
Haircuts on securities:			
Trading securities owned	$	8,974	
Undue concentration		1,246	
Other		8	10,228
Net capital			$ __118,359__

AGGREGATE INDEBTEDNESS

LIABILITIES FROM STATEMENT OF FINANCIAL CONDITION		
Payroll taxes withheld and accrued	$	24,008
Commissions and salaries		11,883
Property taxes		3,159
Other		974
	$	__40,024__
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		__0.34 to 1__

RECONCILIATION TO FOCUS REPORT

Net capital, as reported in the Company's Part IIA (unaudited) FOCUS report	$	121,612
Audit adjustment to record accrued property taxes		(3,159)
Change in haircuts related to audit adjustment		(94)
Net capital per above	$	__118,359__

V. M. MANNING & COMPANY, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE SEC
AS OF DECEMBER 31, 2009

The Company claims the exemption under section (k)(2)(ii) of Rule 15c3-3, which states that the provisions of this Rule are not applicable to a broker or dealer that uses a clearing agent to act on a fully disclosed basis for all customer accounts.

V. M. MANNING & COMPANY, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE SEC
DECEMBER 31, 2009

The Company claims the exemption under section (k)(2)(ii) of Rule 15c3-3, which states that the provisions of this Rule are not applicable to a broker or dealer that uses a clearing agent to act on a fully disclosed basis for all customer accounts.



INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

Mr. Nelson B. Arrington, III, President
V. M. Manning & Company, Inc.
Greenville, South Carolina

In planning and performing our audit of the financial statements and supplemental schedules of V. M. Manning & Company, Inc. as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

- 13 -

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operating of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such as there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in a more than remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Elliott Davis, LLC

Greenville, South Carolina
February 12, 2010